EXHIBIT 23.2


The Board of Directors
Seaview Underwater Research, Inc.

I consent to the use of my report dated _______, with respect to the balance sheet of Seaview Underwater Research, Inc. as of December 31, 1998 and the related statement of income, stockholders' equity and cash flows for the year ended December 31, 1998, which report appears in your Annual report on Form 10-K for the year ended December 31, 1999.

/s/ Barbara Wright C.P.A.
Memphis, TN
March 26,2000